Item 7:   Exhibit 11 - Schedule of Computation of Earnings Per Share


Formula: Net Income/Weighted Average Shares Outstanding = Net Income per Common Share


Three-month period ended:

June 30, 1997  $35,383 / 7,777,401 shares = $.005 Net Income per Common Share

June 30, 1996  $33,245 / 7,777,401 shares = $.004 Net Income per Common Share